Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Invesco Pennsylvania Value Municipal Income Trust

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$68,569,512.90(1)	0.00015310%	$10,497.99(2)

Fees Previously Paid

Total Transaction Valuation	$68,569,512.90(1)

Total Fees Due for Filing			$10,497.99

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$10,497.99

(1)

Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 5,957,386 Common Shares of Invesco Pennsylvania Value Municipal Income Trust by $11.51, 99% of the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on November 1, 2024

(2)	Calculated at $153.10 per $1,000,000 of the Transaction Value.